John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com

June 22, 2012

VIA EDGAR

Sonny Oh, Esq.

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.)

Combined Registration Statement on Form F-3 (File Nos. 333-179261 and 333-179261-01)

Dear Mr. Oh:

On behalf of Manulife Financial Corporation (“MFC”) and John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) (collectively, the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your verbal comments on June 18, 2012 and on June 21, 2012. The comments are with respect to our January 31, 2012 filing of an initial Combined Registration Statement on Form F-3 under the Securities Act of 1933, as amended (the “Act”) (Accession Number

0000950123-12-001922) (the “January 31st Filing”) and our May 29, 2012 correspondence filing (Accession Number 0001193125-12-250947) for the above-referenced registrations of a single payment modified guarantee deferred annuity contract to be issued by the Registrants (the “Contract”).

Your comments are shown below in italics followed by our response. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the Contract prospectus that was included in the January 31st Filing (the “Prospectus”). Following resolution of all staff comments, we intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes, together with other changes noted in this letter and edits of an updating nature, as part of a pre-effective amendment to the January 31st Filing (the “Pre-Effective Amendment”). Our cover letter for the Pre-Effective Amendment will request an acceleration of the effective date to July 19, 2012.

COMMENT 1. The first paragraph on page 1 refers to a change from Canadian GAAP to IFRS and the last sentence of the third paragraph explains where to find out more about the differences between Canadian GAAP and U.S. GAAP. Therefore, for more complete disclosure, please describe the differences between IFRS and U.S. GAAP or where such information may be found.

Response: We will revise disclosure in the section entitled “About This Prospectus” in the Revised Prospectus as follows:

~~In this Prospectus, unless otherwise specified or the context otherwise requires, references to “MFC” refer to Manulife Financial Corporation. Unless otherwise specified, all dollar amounts contained in this Prospectus are expressed in U.S. dollars, references to “dollars” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. Unless otherwise specified, MFC financial information included and incorporated by reference in this Prospectus is prepared using generally accepted accounting principles in Canada, which we refer to as “Canadian GAAP.” MFC adopted International Financial Reporting Standards, which we refer to as IFRS, effective for interim and annual periods commencing January 1, 2011. Prior to the adoption of IFRS, MFC prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles as in effect~~

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

June 22, 2012

~~prior to January 1, 2011. Accordingly, Canadian GAAP refers to prior Canadian generally accepted accounting principles for 2010 and earlier and IFRS for 2011 and beyond.~~

John Hancock USA filed this Prospectus as part of a joint registration statement with MFC relating to the Contracts that it issues and a subordinated guarantee that MFC issues. This Prospectus, together with the documents incorporated by reference herein, describes information about both the Contracts and the subordinated guarantee. Under the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”), John Hancock USA may, from time to time, sell the Contracts described in this Prospectus.

Before you invest, you should read this Prospectus together with the additional information described under the heading “VI. The MFC Subordinated Guarantee - Where You Can Find More Information.” This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us, the Contracts and the MFC Subordinated Guarantee.

~~MFC prepares its consolidated financial statements in accordance with Canadian GAAP, which, subsequent to January 1, 2011, is IFRS. Canadian GAAP differs from generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP.” MFC’s consolidated financial statements incorporated by reference in this Prospectus and in the documents incorporated by reference in this Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to notes 1and 25 to MFC’s annual audited consolidated financial statements as at and for the year ended December 31, 2011 on Form 40-F filed on March 23, 2012, for a discussion of the principal differences between MFC’s financial results calculated under Canadian GAAP and under IFRS and to note 21 to MFC’s annual audited consolidated financial statements as at and for the year ended December 31, 2009 on Form 40-F filed on March 19, 2010, for a discussion of the principal differences between MFC’s financial results calculated under Canadian GAAP and under U.S. GAAP. MFC’s financial statements include a footnote containing condensed consolidating financial information with separate columns for MFC, John Hancock USA and other subsidiaries of MFC, together with consolidating adjustments.~~

In this Prospectus, unless otherwise specified or the context otherwise requires, references to “MFC” refer to Manulife Financial Corporation. Unless otherwise specified, all dollar amounts contained in this Prospectus are expressed in U.S. dollars, references to “dollars” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars.

MFC prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada, which we refer to as “Canadian GAAP,” which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). MFC adopted International Financial Reporting Standards, which we refer to as IFRS, effective for interim and annual periods commencing January 1, 2011. Accordingly, Canadian GAAP refers to prior Canadian generally accepted accounting principles for 2010 and earlier and IFRS for 2011 and beyond. Prior to 2011, MFC reconciled its consolidated financial statements to U.S. GAAP to the extent required by applicable SEC rules and guidelines. With the adoption of IFRS in 2011, MFC is no longer required to reconcile its annual financial results to U.S. GAAP in its consolidated financial statements. Instead, MFC has elected to disclose certain consolidated U.S. GAAP information in its Management’s Discussion and Analysis. MFC’s consolidated financial statements incorporated by reference in this Prospectus and in the documents incorporated by reference in this Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to note 24 to MFC’s amended annual audited consolidated financial statements as at and for the year ended December 31, 2011 on Form 40-F/A filed on March 23, 2012, and to note 22 to MFC’s amended annual audited consolidated financial statements as at and for the year ended December 31, 2010 on Form 40-F/A filed on March 25, 2011, for a discussion of the principal differences between MFC’s financial results calculated under Canadian GAAP and under U.S. GAAP.

John Hancock USA has been a subsidiary of MFC for financial reporting purposes since September, 1999 and, as a consequence, John Hancock USA has been, and will continue to be, included in the consolidated financial statements of MFC in reports filed by MFC with the SEC since that date. John Hancock USA’s principal executive offices are located at 601 Congress Street, Boston, Massachusetts 02210. You may call us at (800)344-1029. MFC’s

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

June 22, 2012

principal executive offices are located at 200 Bloor Street East, Toronto ON, Canada M4W 1E5. You may call us at (416) 926-3000.

COMMENT 2. Accumulation Provisions – Please revise the example to explain how the amount of the monthly annuity payment is calculated.

Response: We will make the following change in the Revised Prospectus under “III. Description of the Contract – Accumulation Provisions – Subsequent Guarantee Periods”:

EXAMPLE:

The following example illustrates how a Contract can work. It assumes that you are age 55 when you purchase the Contract, you do not take withdrawals, and we make certain Guarantee Periods available until you are age 70:

Age 55 – You purchase a Contract with a $100,000 Purchase Payment with an assumed interest rate of 2.75% applicable for your chosen 5 year guarantee period. ~~Your Account Value grows to $114,527.33.~~

~~g~~ Age 60 – Your Account Value has grown to $114,527.33. You renew for a subsequent 6-Year Guarantee Period at the assumed then-current guaranteed rate of 3.25%. ~~Your Account Value grows to $138,755.28.~~

~~g~~ Age 66 – Your Account Value has grown to $138,755.28. You renew for a subsequent 5-Year Guarantee Period at the assumed then-current guaranteed rate of 3.10%. ~~Your Account Value grows to $161,637.77.~~

Upon turning age 71, your Account Value has grown to $161,637.77. You elect either to withdraw the Account Value in a lump sum or to begin to receive annuity benefit payments ~~of $808.19~~ every month for the remainder of your life.

COMMENT 3. Charges, Deductions and Adjustments (page 17) – Please revise the first paragraph to deal with the MVA and withdrawal charge separately.

Response: We will make the following change in the Revised Prospectus under “IV. Charges, Deductions and Adjustments –Adjustments and Charges Upon Withdrawals”:

Adjustments and Charges Upon Withdrawals

We may apply a Market Value Adjustment factor and assess withdrawal charges under the Contracts if ~~you request a partial or full withdrawal of Account Value or annuitize any amount~~ on any date other than during the 30-day period after the expiration ~~prior to the end~~ of either the Initial Guarantee Period or a Subsequent Guarantee Period:

•	you request a partial withdrawal;

•	you request a full withdrawal; or

•	you annuitize.

Where permitted by state law, we may also assess an administrative fee if you request a full withdrawal of Account Value or annuitize any amount prior to the end of these periods.

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

June 22, 2012

If you have any questions or comments with respect to this letter, please do not hesitate to contact me at (617) 663-3192 or, in my absence, please contact David Pickett, Esq. at (617) 663-2203.

Sincerely,

/s/ Thomas J. Loftus

Thomas J. Loftus
Senior Counsel– Annuities